Exhibit 99.B(h)(xviii)

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 2nd day of January, 2018, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Index Plus All-Cap Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and,

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through January 31, 2021, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed (on an annual basis) 1.15%, as a percentage of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The recoupment of fees waived or expenses reimbursed are limited to the lesser of (a) the Expense Limitation in effect at the time fees were waived or expenses were reimbursed, or (b) the Expense Limitation in effect at the time of recoupment.

Term. This Agreement shall terminate on January 31, 2021, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

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Effective as of the date first set forth above.

Gotham Asset Management, LLC

By:	/s/Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of
Gotham Index Plus All-Cap Fund

By:	/s/Joel L. Weiss
Name:	Joel L. Weiss
Title:	President